Vringo, Inc.

780 Third Avenue, 12th Floor

New York, New York 10017

July 22, 2015

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Greg Dundas, Esq.

Re:	Vringo, Inc.

Registration Statement on Form S-3
Filed on June 26, 2015

File No. 333-205303

Dear Mr. Dundas:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Vringo, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Thursday, July 23, 2015, at 4:00 p.m., EST, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to Merav Gershtenman, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6806.

Thank you very much.

Very truly yours,

VRINGO, INC.

/s/ Andrew D. Perlman
Andrew D. Perlman
Chief Executive Officer